FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, October 17, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm  of the Superintendence, I wish to inform you of the following significant event:

We refer here to our Significant Event dated October 16, 2012, in which we communicate the execution of the total bank performance bonds that secure the full compliance with established works and their proper and timely execution under the Contract “Proyecto Ampliación Central Térmica Bocamina, contrato ACP-003.06., suministro llave en mano de una planta de generación térmica a carbón” (the “Contract”), signed on July 25, 2007, between Empresa Nacional de Electricidad S.A. (the “Owner”) and the Consortium formed by (i) the Chilean company “Ingeniería y Construcción Tecnimont Chile y Compañía Limitada;” (ii) the Italian company "Tecnimont SpA;” (iii) the Brazilian company  "Tecnimont do Brasil Construção e Administração de Projetos Ltda.;” (iv) the Slovak company “Slovenske Energeticke Strojarne a.s.” (“SES”); and (v) the Chilean company "Ingeniería y Construcción SES Chile Limitada;” (all collectively referred as “the Contractor” or “the Consortium”).

In this context, and as of this date, we inform you that Endesa Chile has filed a request for arbitration to enforce its rights conferred under the Contract with the International Chamber of Arbitration of Paris.

Yours sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 17, 2012